Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges for the periods shown has been computed by dividing earnings available for fixed charges (income from continuing operations before income taxes plus fixed charges including capitalized interest) by fixed charges (interest expense including capitalized interest).  Interest expense includes the portion of operating rental expense, which we believe is representative of the interest component of rental expense.

	Years Ended December 31,
	2007	2006	2005	2004	2003
	(In thousands, except ratio data)
Income before income taxes	$146,734	$215,493	$181,725	$193,664	$131,477
Fixed Charges:
Interest expense (including capitalized interest)(1)	3,970	3,901	8,791	4,698	5,506
Interest relating to rental expense(2)	6,497	6,321	6,603	7,695	6,795
Total Fixed Charges	10,467	10,222	15,394	12,393	12,301

Earnings Available For Fixed Charges	$157,201	$225,715	$197,119	$206,057	$143,778

Ratio Of Earnings To Fixed Charges	15.0	22.08	12.80	16.63	11.69

(1)
Included in this amount is $434,000, $176,000 and $1.5 million in prepaid interest and $187,000, $91,000 and $1.2 million of deferred costs associated with the induced conversion of $22.7 million, $8.5 million and $63.0 million in senior convertible debentures in 2007, 2006 and 2005, respectively.

(2)	The representative interest portion of rental expense was deemed to be one-third of all rental expense.